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Exhibit 4(b)

                             SUNCOAST NATURALS, INC.
                           CERTIFICATE OF DESIGNATION
                      SERIES "A" REDEEMABLE PREFERRED STOCK

     Pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of Suncoast Naturals, Inc. (the "Corporation"), said Board of Directors acting in a Special Meeting on December 31, 2002 adopted a Resolution providing for the issuance of 100,000 shares of the Corporation's Preferred Stock ($.01 par value) designated "Series 'A' Redeemable Preferred Stock", which Resolution was subsequently approved and ratified by the Shareholders of the Corporation acting on written consent in accordance with the provisions of the General Corporation Law of the State of Delaware, and which Resolution is as follows:

     "RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors does hereby provide for and authorize the issuance of 100,000 shares of the Preferred Stock ($.01 par value) of the Corporation to be designated "Series 'A' Redeemable Preferred Stock" of the presently authorized but unissued shares of Preferred Stock. The voting powers, designations, preferences, and relative, participating, optional or other special rights of the Series "A" Redeemable Preferred Stock (the "Series A Stock") authorized hereunder and the qualifications, limitations and restricting of such preferences and rights are as follows:

     1. Dividends. The holders of the Series A Stock shall be entitled to receive, in preference to the holders of the Corporation's Common Stock, when, as and if declared by the Corporation's Board of Directors, annual dividends at the rate of $.10 per share and no more. Dividends on the Series A Stock shall be cumulative, and declared but unpaid dividends shall not bear interest.

     2. Voting. The holders of Series A Stock shall have no voting rights. No other Series or Class of Preferred Stock which may subsequently be designated or authorized by the Board of Directors shall be granted or otherwise be entitled to any voting rights.

     3. Redemption Right. The Corporation shall have the right to redeem the shares of Series A Stock at any time following the date of issuance. The Redemption Price for each share shall be $10.00 per share plus an interest factor which shall accrue from the date of issuance through the date of redemption. The interest rate shall be a fixed annual rate equal to the prime rate announced by Citibank, NA, New York City, on the date of issuance, and may be payable in cash or accrued until redemption. In the event that all shares are not put by the holder to the Corporation or redeemed by the Corporation prior to December 31, 2007, all such shares shall be redeemed by the Corporation at face value, together with accrued interest, if any, as of that date.

     4. Put Option. On or after March 31, 2003, and for each calendar quarter thereafter, the holders of Series A Stock shall have the right to put to the Corporation for redemption that number of shares which equals 50% of any cash distribution or dividend declared, made or paid by the Corporation in such calendar quarter to any shareholder of the Corporation, divided by the redemption price of $10.00 per Share.


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     5. Liquidation, Dissolution, Winding Up. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, either voluntarily or involuntarily, the amount that shall be paid to the holder of each share of Series A Stock (the "liquidation value" of each share) shall be fixed at the amount of $10.00 per share and the additional sum representing declared but unpaid dividends and accrued interest thereon, if any."

Dated:  December 31, 2002

SUNCOAST NATURALS, INC.

By: /s/ William J. Reilly
    ---------------------
    WILLIAM J. REILLY, President

Attest: /s/ Thomas Hagan
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        THOMAS HAGAN, Secretary